SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer

Pursuant to Rule 13a-16 or 15d-16

under the Securities Exchange Act of 1934

July 30, 2003

Commission File Number 0-29144

ILOG S.A.

(Translation of registrant’s name into English)

9 rue de Verdun BP 85

94253 Gentilly, France

(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F:

Form 20-F:  ☒  Form 40-F:  ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Yes:  ☐  No:  ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

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Indicate by check mark whether by furnishing the information contained in this Form, the registrant is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes:  ☐  No:  ☒

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82- N/A.

Enclosure:

ILOG S.A. Press Release dated July 30, 2003, “ILOG REPORTS FOURTH QUARTER AND FISCAL YEAR 2003 RESULTS” including Unaudited Condensed Consolidated Financial Statements for the three months and fiscal year ended June 30, 2003.

FOR IMMEDIATE RELEASE:

Investor Contacts:	Roger Friedberger, ILOG (650) 567-8115 (USA) +33 -1 49 08 35 74 (Europe) friedberger@ilog.com

Taylor Rafferty Associates (212) 889-4350 (USA) +44 -20 7936 0400 (Europe)

ILOG REPORTS FOURTH QUARTER AND FISCAL YEAR 2003 RESULTS

Improvement over Prior Year’s Results

PARIS—July 30, 2003—ILOG® (NASDAQ: ILOG; Euronext: ILO, ISIN: FR0004042364) a leading provider of enterprise-class software components, today reported revenues of $23.5 million and an operating loss of $35,000 for its fiscal fourth quarter 2003, ended June 30, 2003. This compares with $20.9 million in revenue and an operating loss of $1.4 million in the prior year’s fourth quarter. Earnings per share this quarter were $0.01, compared with a loss per share of $(0.07) for the prior year quarter.

The company also announced its 2003 fiscal year results, which had revenues of $92.2 million and an operating profit of $2.2 million. These results compared with 2002 fiscal year revenues of $82.7 million and an operating profit of $0.9 million. Earnings per share for the year were $0.08, compared to $0.05 for the last fiscal year.

“This quarter completes our fiscal year on an upward trend, in what was a very challenging environment. Not only did we have a profitable year and a healthy positive cash flow, we outpaced revenue growth against most of our sector, increased our earnings per share, and significantly strengthened our balance sheet,” said Pierre Haren, ILOG’s Chairman and CEO. “During the year we focused our sales efforts to meet the growing demand for our products by corporate IT departments, and broadened our partnership efforts to increase our customer base. These results confirm the strength of our business strategy. With the U.S. economy starting to rebound, I feel confident we are well-positioned to continue delivering such results, as we enter our new fiscal year.”

Revenue Trends in the Quarter

Growth in the U.S. and Asia helped offset a disappointing showing in Europe due to overall economic conditions impacting software spending, especially in France and Germany. Nevertheless, additional business from Peugeot, Siemens and France Telecom was received together with significant new business from a major Benelux-based international financial services firm.

The U.S. achieved 12% revenue growth, led by demand for ILOG business rules from the financial services sector which more than offset slightly lower demand for optimization from the supply chain sector. Repeat business in the form of license and maintenance renewals and product deployment expansions represented a significant proportion of revenues. Finance sector business included two major Wall Street firms, leading banks and further business from the nation’s leading secondary mortgage provider. A number of enterprise-wide licenses were adopted in the quarter for ILOG’s business rules products underscoring the growing appeal of business rule management “platforms” that can be leveraged across multiple applications.

Asia’s revenues were strong, stemming from large deals in Japan with one of its major wireless service providers for rules products and a defense contractor for graphics. In Singapore, ILOG was awarded a contract for the use of ILOG JRules by the country’s social security administration.

Complementing the repeat business trend was an expansion of the number of customers licensing more than one of ILOG’s three strategic technologies, rules, optimization and visualization for process, decision and performance management applications. For example, during the quarter, Sabre, one of the world’s leading travel technology providers, renewed its license for all three ILOG product lines; while in another transaction, a major U.S. greeting card company will use a combination of ILOG business rules and optimization products to determine product placement strategies at its retail locations. Channel partners Candle Corporation and Vitria acquired ILOG JRules for business applications to complement their current usage of ILOG JViews visualization products.

Streamlining business processes presents challenges to the financial services sector, resulting in strong demand for ILOG’s business rules products across all geographies. Business rules products grew 57% during the quarter and now comprises approximately 42% of ILOG’s license revenues compared to 29% in 2002. Widening demand for the product category’s “business agility” value proposition in more industries is a growing trend. Usage of business rules products in business process management (BPM) applications continued its momentum. In BPM applications, ILOG’s business rules product enables the effective management of the complex, dynamic rules that often number in the thousands for a discrete business process. Driven by customer demand for business rule engines in combination with BPM solutions, the company’s BPM partnership initiative added to the quarter’s results with co-marketing business from Filenet, Vitria and Versata.

Business Outlook

ILOG believes demand for its products will sustain its business in the upcoming seasonally slow quarter. However, ILOG management remains cautious due to a challenging IT spending environment present in many of the countries in which the company does business. For the first quarter of fiscal 2004, management expects revenues between $20.5 and $23.5 million and loss/earnings per share between $(0.11) and $0.05 compared to revenues of $19.0 million and loss per share of $(0.06) in the first quarter of fiscal 2003.

Conference Call

ILOG management will be hosting a conference call today at 10 a.m. Eastern Daylight Time or 4 p.m. European Daylight Time to discuss the contents of this release. To listen to the call please visit http://www.ilog.com/corporate/investor and utilize the WebCast link; or to participate contact Taylor Rafferty. A recording of the call will be available afterward.

About ILOG

For more than 10 years, ILOG’s innovative enterprise-class software components and services have helped companies maximize their business agility and improve operating efficiency. Over 1000 global corporations and more than 300 leading software vendors rely on ILOG’s business rules, optimization and visualization technologies to achieve dramatic returns on investment, create market-defining products and services, and sharpen their competitive edge. For more details, please visit www.ilog.com.

Forward-Looking Information

This release contains “forward-looking” information within the meaning of the United States Securities laws that involve risks and uncertainties that could cause actual results to differ materially from those in the forward-looking statements. Potential risks and uncertainties include, without limitation, current business conditions, the evolution, growth and profitability of the finance, government, supply chain, telecommunication, business process management and other software markets for the company’s products, the company’s end user and ISV strategies, the economic, political and currency risks associated with the company’s European, North American and Asian operations, the timing and seasonality of significant revenues, and those risks and uncertainties mentioned under “Risk Factors” in the company’s form 20-F for the year ended June 30, 2002, which is on file with the United States Securities and Exchange Commission.

ILOG S.A.

Consolidated Operating Statements (unaudited)

(figures in italics are Euros and French GAAP)

	Three Months Ended			Year Ended
	June 30 2003	June 30 2002	June 30 2003	June 30 2003	June 30 2002	June 30 2003
	(In thousands, except for per share data)
Revenues:
License fees	$14,185	$12,861	€12,288	$56,414	$53,173	€53,352
Services	9,332	8,052	8,183	35,783	29,480	34,147

Total revenues	23,517	20,913	20,471	92,197	82,653	87,499

Cost of revenues:
License fees	(219)	385	(183)	918	1,163	920
Services	3,991	3,511	3,509	14,953	12,785	14,262

Total cost of revenues	3,772	3,896	3,326	15,871	13,948	15,182

Gross profit	19,745	17,017	17,145	76,326	68,705	72,317

Operating expenses:
Marketing and selling	12,452	12,158	10,913	46,432	44,622	44,255
Research and development	5,183	4,147	4,538	18,861	15,289	17,890
General and administrative	2,145	2,134	1,892	8,798	7,898	8,424

Total operating expenses	19,780	18,439	17,343	74,091	67,809	70,569

Income (loss) from operations	(35)	(1,422)	(198)	2,235	896	1,748
Net interest income and other	469	403	419	582	713	856

Net income (loss) before taxation	434	(1,019)	221	2,817	1,609	2,604
Income taxes	343	65	292	1,445	800	1,352

Net income (loss) after taxation	$91	$(1,084)	€(71)	$1,372	$809	€1,252

Earnings (loss) per share
—Basic	$0.01	$(0.07)	€(0.00)	$0.08	$0.05	€0.07
—Diluted	$0.01	$(0.07)	€(0.00)	$0.08	$0.05	€0.07
Share and share equivalents used in per share calculations
—Basic	16,893	16,624	16,893	16,809	16,379	16,809
—Diluted	17,018	16,624	16,893	16,841	17,717	16,841

ILOG S.A.

Condensed Consolidated Balance Sheets (unaudited)

(figures in italics are Euros and French GAAP)

	June 30 2003	June 30 2002	June 30 2003
	(In thousands)
Assets
Current assets:
Cash and cash equivalents	$39,879	$31,368	€34,899
Accounts receivable	23,332	19,163	20,418
Other receivables and prepaid expenses	6,969	5,909	5,923

Total current assets	70,180	56,440	61,240
Property and equipment—net and other assets	6,481	7,215	5,672

Total assets	$76,661	$63,655	€66,912

Liabilities and Shareholders’ Equity
Current Liabilities:
Accounts payable and accrued expenses	$18,611	$16,461	€16,157
Current debt	506	430	443
Deferred revenue	14,841	10,474	12,990

Total current liabilities	33,958	27,365	29,590
Long-term portion of debt	411	340	360

Total liabilities	34,369	27,705	29,950

Shareholders’ equity:
Paid-in capital	78,385	77,350	72,263
Accumulated deficit and cumulative translation adjustment	(36,093)	(41,400)	(35,301)

Total shareholders’ equity	42,292	35,950	36,962

Total liabilities and shareholders’ equity	$76,661	$63,655	€66,912

ILOG S.A.

Condensed Consolidated Statements of Cash Flow (unaudited)

(figures in italics are Euros and French GAAP)

	Year Ended
	June 30 2003	June 30 2002	June 30 2003
	(In thousands)
Cash flow from operating activities:
Net income	$1,372	$809	€1,252
Adjustments to reconcile net income to cash provided by operating activities:
Depreciation and amortization	3,646	3,176	3,483
Unrealized loss on derivative instruments	(19)	—	—
Change in working capital	1,339	4,430	709

Net cash provided by operating activities	6,338	8,415	5,444

Cash flows from investing activities:
Acquisition of fixed assets	(1,789)	(2,235)	(1,748)

Net cash used for investing activities	(1,789)	(2,235)	(1,748)

Cash flows from financing activities:
Repayment of loans and capital lease obligations	(574)	(2,263)	(543)
Cash proceeds from issuance of shares	969	3,302	931

Net cash provided by financing activities	395	1,039	388

Impact of exchange rate changes on cash and cash equivalents	3,567	3,279	(632)

Net increase in cash and cash equivalents	8,511	10,498	3,452
Cash and cash equivalents, beginning of period	31,368	20,870	31,447

Cash and cash equivalents, end of period	$39,879	$31,368	€34,899

Discussion of Operating Statement for the Quarter ended June 30, 2003

Revenues and Gross Margin

Revenues in the quarter increased to $23.5 million from $20.9 million, or by 12%, compared to the same quarter in the previous year. Expressed at fiscal 2002 constant currency rates, revenues increased by 5%.

Revenues by region were as follows:

	Three Months Ended		Increase (decrease)
	June 30 2003	June 30 2002
			GAAP	Constant $
North America	$11,739	$10,491	12%	12%
Europe	8,448	8,383	1%	-17%
Asia	3,330	2,039	63%	56%

Total revenues	$23,517	$20,913	12%	5%

The growth in North America is primarily due to the increase of maintenance revenues and consulting activities. European revenues increased by 1%, however European revenues decreased by 17% when expressed at 2002 constant currency rates due to generally weak business conditions, especially in France and Germany. Over the last year the euro strengthened by 24% against the U.S. dollar for the three month period. The significant growth in Asia is due to continued penetration of the business rules and visualization product lines in Japan.

License fee revenues increased by 10%, to $14.2 million, from $12.9 million in the prior year’s quarter. The business rules product line grew by 57% over the same quarter last year, representing 42% of license revenues in the quarter. The visualization product line increased by 4% and the optimization product line decreased by 19%, representing 30% and 28%, respectively, of license revenues in the quarter. ISV revenues in the quarter represented approximately 39% of license revenues compared to 44% in the prior year. ISVs grew by approximately 10 in the quarter to 390 of which 200 were shipping.

Services revenues increased by 16%, to $9.3 million from $8.0 million. This increase was derived from increased maintenance revenues from the growing installed base of ILOG licensees, and by an increase in consulting business in the U.S. Overall gross margin for the quarter increased to 84% from 81% compared to the same period in the preceding year, due to the retroactive benefit of the company renegotiating certain royalty arrangements in the quarter.

Operating Expenses

The 7% increase of operating expenses over the prior year is primarily due to the strengthening euro against the dollar, affecting approximately half of the company’s expenses which are denominated in euros. On June 30, 2003, the company had approximately 620 employees, compared to 600 a year earlier.

Marketing and selling expenses for the quarter increased by 2% over the same period in the prior year with some increase from the stronger euro offset by lower travel and promotion costs. Research and development expenses, net of government funding, increased by 25% for the quarter over the same period in the prior year due to the stronger euro. General and administrative expenses increased by 1% for the quarter over the same period in the prior year with the increase from the stronger euro offset by lower bad debt expense as a result of an improvement in the quality of accounts receivable.

Other Income (Expense)

Net interest and other income for the quarter was $0.5 million compared to $0.4 million in the same period of the prior year, benefiting from foreign exchange gains in the quarter derived mainly from hedging activities designed to protect the company’s earnings per share from exchange rate fluctuations.

Income Taxes

Income tax expense for the quarter amounted to $0.3 million compared to $0.1 million in the prior year, which is principally attributable to the significant increased profitability of the company’s activities in Japan and withholding taxes incurred in Asia generally.

Discussion of Income Statement for the Year ended June 30, 2003

Revenues and Gross Margin

Revenues for the year increased to $92.2 million from $82.7 million, or by 12%, compared to the same period in the previous year. Expressed at fiscal 2002 constant currency rates, revenues increased by 5%.

Revenues by region were as follows:

	Year Ended		Increase (decrease)
	June 30 2003	June 30 2002
			GAAP	Constant $
North America	$43,324	$37,358	16%	16%
Europe	37,784	37,300	1%	-13%
Asia	11,089	7,995	39%	33%

Total revenues	$92,197	$82,653	12%	5%

The growth in North America is primarily due to the increase of consulting activities with some increase from maintenance and license revenues. European revenues increased by 1%, however European revenues decreased by 13% when expressed at 2002 constant currency rates due to generally weak business conditions. Over the last year the euro strengthened by 17% of against the U.S. dollar. The growth in Asia is due to the penetration of the business rules product line in China and Japan.

License fee revenues increased by 6%, to $56.4 million, from $53.2 in the prior year period. There was a 58% license revenue growth of the business rules product line which was offset by 15% and 9% decreases in the optimization and visualization product lines respectively.

Services revenues increased by 21%, to $35.8 million from $29.5 million. This growth was derived from increased maintenance revenues from the growing installed base of ILOG licensees, and an increase in consulting revenues in the U.S. Overall gross margin for the year stayed level at 83% despite margin deterioration from the revenue mix shifting from high margin license revenues to lower margin services revenues because of lower license royalty expense in the year.

Operating Expenses

The 9% increase of operating expenses over the prior year is mainly due to the stronger euro impacting approximately half of the company’s expenses denominated in this currency. In constant currency terms 2003 operating expenses remained level when compared against 2002.

Marketing and selling expenses for the year increased by 4% over the same period in the prior year with the increase from the stronger euro offset by lower travel and promotion costs. Research and development expenses, net of government funding, for the year increased by 23% over the same period caused by the strong euro and modest staffing increases. General and administrative expenses for the year increased by 11% over the same period in the prior year reflecting the stronger euro.

Other Income (Expense)

Net interest and other income for the year was $0.6 million compared to $0.7 million for the same period in the prior year reflecting interest income and foreign exchange gains derived from the company’s hedging transactions.

Income Taxes

During the year, income tax expense amounted to $1.4 million compared to $0.8 million in the prior year. The income tax charge in fiscal 2003 is mainly attributable to the profitability of the company’s activities in Asia and Spain.

Balance Sheet and Cash Flow Discussion

Cash on June 30, 2003 increased to $39.9 million from $31.4 million on June 30, 2002, primarily from, the impact of the stronger euro, the increase in deferred revenues and the net income for the year. Accounts receivable as of June 30, 2003 increased to 90 days sales outstanding from 83 days on June 30, 2002 due to increased deferred revenue billings. Deferred revenues increased during the period to $14.8 million from $10.5 million on June 30, 2002, due to the increase in the company’s installed based and deferral of $0.8 million revenues to be accounted for on a subscription basis in 2004.

Shareholders’ equity on June 30, 2003, increased to $42.3 million from $35.9 million on June 30, 2002, reflecting the net income for the year and the impact of the stronger euro on currency translation adjustments. On June 30, 2003, the company had 16,901,000 shares issued and outstanding, compared to 16,671,000 on June 30, 2002.

Accounting Principles

The Company’s financial statements in U.S. Dollars are prepared in accordance with accounting principles generally accepted in the United States (U.S. GAAP). Figures presented in Euros are prepared in accordance with accounting principles generally accepted in France.

Where constant exchange rates are referred to in the above discussion, current period results for entities reporting in currencies other than U.S. dollars are converted into U.S. dollars at the prior year’s exchange rates, rather than the exchange rates for the current period. This information is provided in order to assess how the underlying business performed before taking into account currency exchange fluctuations.

Press Release for French Shareholders

A translation of this press release in the French language is also available.

ILOG is a registered trademark, and ILOG JRules and JViews, are trademarks, of ILOG. All other trademarks are the property of their respective owners.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, ILOG S.A. has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Date: July 30, 2003

ILOG S.A.

By:	/s/ ROGER D. FRIEDBERGER
Roger D. Friedberger Chief Financial Officer